EXHIBIT 4.10
WAIVER TO THE STOCKHOLDERS AGREEMENT

THIS WAIVER effective as of December 8, 2011 (this “Waiver”), relates to that certain Stockholders Agreement, dated December 28, 2009 (the “Stockholders Agreement”), between JBS USA Holdings, Inc. (“JBS USA”) and Pilgrim's Pride Corporation (the “Reorganized Company”). All capitalized terms used in this Waiver and not otherwise defined herein, shall have the meaning given to them in the Stockholders Agreement.

WHEREAS, the Reorganized Company desires to commence a rights offering whereby each holder of Common Stock would receive 0.2072 of a share purchase right for each share of Common Stock, subject to adjustments to eliminate fractional rights (as further defined below, the “Offering”), each whole right will entitle the holder to purchase one share of Common Stock, at a price of $4.50 per share, for an aggregate purchase price of approximately $200,000,000, on or prior to the expiration date of the Offering;

WHEREAS, the terms and conditions of the Offering are more fully set forth in a term sheet approved by the audit committee of the Reorganized Company (the “Audit Committee”) and the Board of Directors of the Reorganized Company, as such terms may be modified from time to time as approved by the Audit Committee and the Board, it being understood that any reference to the term “Offering” herein, shall include such terms and conditions;

WHEREAS, Section 2.01 of the Stockholders Agreement provides that, subject to certain exceptions including by way of distributions by the Reorganized Company to all holders of Common Stock on a pro rata basis, JBS USA may not acquire any shares of Common Stock during the Standstill Period, which is ongoing at this time and which expires on January 27, 2012;

WHEREAS, in connection with the Offering the Reorganized Company requested an amendment to that certain Credit Agreement dated as of December 28, 2009 among the Reorganized Company, To-Ricos, Ltd., To-Ricos Distribution, Ltd., as Borrowers, the various financial institutions parties thereto (collectively, the “Lenders”) and CoBank, ACB as Administrative Agent (as amended, the “Credit Agreement”), to amend, among other things, certain financial covenants contained within the Credit Agreement, which amendment is in part dependent on the consummation of the Offering;

WHEREAS, JBS USA has indicated to the Reorganized Company that JBS USA will not consummate a Mandatory Exchange Transaction, as set forth and defined in Section 8.2 of the Amended and Restated Certificate of Incorporation of the Reorganized Company (the “Certificate of Incorporation”) before the expiration of the Standstill Period and, as a result, the completion of the Offering would not otherwise adversely affect or could not be reasonably expected to adversely affect, in any material respect, the tax consequences of the Mandatory Exchange Transaction to a Minority Investor;

WHEREAS, the Board of Directors of the Reorganized Company believes that the Offering is in the best interest of the Reorganized Company and its stockholders, including the Minority Stockholders; and

WHEREAS, based on such assurances and the determination by the Audit Committee and the equity nominating committee of the Reorganized Company (the “Equity Nominating Committee”) that the completion of the Offering will not adversely affect, and could not be reasonably expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class, and that the Offering is in the best interest of the Reorganized Company and its stockholders, including the Minority Stockholders, the

Reorganized Company, acting through the Equity Nominating Committee in accordance with Section 6.21 of the Stockholders Agreement, wishes to waive, if and to the extent otherwise required, the provisions of Section 2.01 of the Stockholders Agreement with regard to the Offering.

NOW, THEREFORE, in consideration of the premises set forth above and the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

SECTION 1    Waivers. The Reorganized Company, acting through the Equity Nominating Committee, hereby waives, if and to the extent otherwise required, it being understood that nothing herein shall be deemed an admission that such waiver is required pursuant to the terms and conditions of the Stockholders Agreement:

(a)    the application of Section 2.01 of the Stockholders Agreement to the acquisition by JBS USA of beneficial ownership of any equity interests of the Reorganized Company pursuant to the Offering; and

(b)    any claim or allegation that the Offering gives rise to a default in, violation of, or conflict with the Stockholders Agreement or the Certificate of Incorporation.

SECTION 2    No Waiver. Except as expressly set forth herein, the provisions of the Stockholders Agreement shall remain in full force and effect.

SECTION 3    Audit Committee. The Audit Committee has reviewed, evaluated and approved this Waiver in accordance with Section 11.1 of the Certificate of Incorporation.

SECTION 4    Incorporation of Provisions of Stockholders Agreement. The provisions of Sections 6.06 to 6.11 and Sections 6.13 to 6.20 of the Stockholders Agreement are hereby incorporated by reference.

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IN WITNESS WHEREOF, the parties hereto have executed this Waiver as of the date first set forth above.

PILGRIM'S PRIDE CORPORATION

By: /s/ Michael Cooper
Name: Michael Cooper
Title: Chairman of Audit Committee

JBS USA HOLDINGS, INC.

By: /s/ Dennis Roerty
Name: Dennis Roerty
Title: Treasurer